UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

10 November 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Telecom corrects RWT amount in Appendix 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 10 November 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Craig Mulholland Group Company Secretary Telecom Corporation of New Zealand Ltd Level 10, Telecom House 8 Hereford Street Private Bag 92-028 Auckland 10 November 2010

Market Information Services Section

New Zealand Exchange Limited

Wellington

TELECOM CORRECTS RWT AMOUNT IN APPENDIX 7

Please find attached a revised Appendix 7 form which corrects an error in the amount of Resident Withholding Tax (RWT) specified in the Appendix 7 filed with the NZX on 5 November 2010.

The RWT amount specified in the original Appendix 7 was $0.015000. This has been amended to $0.001500.

Yours faithfully

/s/ Craig Mulholland
Craig Mulholland
Group Company Secretary

APPENDIX 7 – NZSX Listing Rules

EMAIL: announce@nzx.com

Notice of event affecting securities

NZSX Listing Rule 7.12.2. For rights, NZSX Listing Rules 7.10.9 and 7.10.10.
For change to allotment, NZSX Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages): 1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND LIMITED
Name of officer authorised to make this notice	NICK OLSON
Authority for event, e.g. Directors' resolution	DIRECTORS' RESOLUTION
Contact phone number	(09) 358 6932
Contact fax number	(09) 303 3430
Date	05 / 11 / 10

Nature of event
Tick as appropriate

Bonus Issue	☐
If ticked, state whether: Taxable	☐
/ Non Taxable	☐
Conversion	☐
Interest	☐
Rights Issue Renouncable	
Rights Issue non-renouncable	☐
Capital change	☐
Call	☐
Dividend	☑
If ticked, state whether: Interim	☑
Full Year	☐
Special	☐
DRP Applies	☐

EXISTING securities affected by this

If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE
ISIN (If unknown, contact NZX)	NZ TELE0001S4

Details of securities issued pursuant to this event

If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	
ISIN (If unknown, contact NZX)	
Number of Securities to be issued following event	
Minimum Entitlement	
Ratio, e.g ① for ②	for
Conversion, Maturity, Call Payable or Exercise Date (Enter N/A if not applicable)	
Treatment of Fractions	
Tick if pari passu	☐
OR provide an explanation of the ranking	
Strike price per security for any issue in lieu or date Strike Price available.	

Monies Associated with Event

Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security (does not include any excluded income)	3.5 CENTS
Excluded income per security (only applicable to listed PIEs)	
Currency	NEW ZEALAND DOLLARS
Total monies	$67,352,878
Source of Payment	RETAINED EARNINGS
Supplementary dividend details - NZSX Listing Rule 7.12.7: Amount per security in dollars and cents	$0.006177
Date Payable	3 December, 2010

Taxation

Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	$0.001500
Imputation Credits (Give details)	$0.015000
Foreign Withholding Tax	$
FWP Credits (Give details)	

Timing (Refer Appendix 8 in the NZSX Listing Rules)

Record Date 5pm For calculation of entitlements -	19/11/10 AUST &NZ; 18/11/10 USA
Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	03/12/10 AUST & NZ; 10/12/10 USA
Notice Date Entitlement letters, call notices, conversion notices mailed	
Allotment Date For the issue of new securities. Must be within 5 business days of application closing date.	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights
Cease Quoting Rights 5pm
Commence Quoting New Securities
Cease Quoting Old Security 5pm

Security Code:

Security Code: